Exhibit 99.1

To Our Shareholders and Employees:

On August 3, 2004, we reported net income in the quarter of $30.1 million, compared to net income of $22.8 million in the same period last year, resulting in diluted net income per share of $0.94 compared to $0.78 in the same period last year. Adjusted net income for the quarter was $29.7 million compared to $24.3 million in the same period last year. Adjusted net income per share in the quarter was $0.92 compared to $0.83 in the same period last year. Atlantis, Paradise Island’s strong performance drove these record results, as the property achieved an increase in RevPAR of 6%. Inclusive of the One&Only Ocean Club, the Paradise Island properties achieved EBITDA of $50.6 million, marking the first time the property exceeded the $50 million level in the second quarter.

Since our last earnings release, we have announced the following:

•             We have secured three regional casino development projects in the United Kingdom. In the event that the British government passes gaming reform legislation, we will develop approximately $1.0 billion of new projects in London, Glasgow and East Manchester.

•             The scope of Atlantis, The Palm was increased from 1,000 to 2,000 rooms to capitalize on Dubai’s strong tourism trends. The estimated development cost has been increased from $650 million to $1.1 billion. We will increase our equity commitment from $60 million to $100 million.

•             We will develop and manage a new $230 million destination casino in Morocco. We, along with local partners, negotiated an agreement with the Government of the Kingdom of Morocco granting us the exclusive rights to develop and operate the only casino within a territory that includes the cities of Casablanca and Rabat.

•             We agreed to sell 3.0 million Ordinary Shares at a price of $51.25 to Istithmar PJSC (“Istithmar”), our joint venture partner in Dubai with respect to the development of Atlantis, The Palm.  We expect to realize gross proceeds of $153.8 million in the third quarter of this year upon the closing of this transaction.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $140.7 million and $49.6 million, respectively, as compared to $134.2 million and $42.4 million in the same period last year. Strong hotel operating trends drove these record results.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $243 as compared to $229, representing a 6% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 89% and a $273 average daily room rate (“ADR”), which compared to an average occupancy of 85% and an ADR of $268 in the same period last year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop in the second quarter declined by 11% over the same period last year, as certain high end players changed the timing of their visits from the second quarter to the first. Overall, trends in the casino for the first six months of 2004 were comparatively better than last year, with table drop increasing by 7% over the same period last year. For the quarter, slot volume increased by 13% over the same period last year; however, slot win decreased by 4% as a result of a lower slot hold due to a different mix of machines.

As part of our Phase III expansion, we commenced construction of the Marina Village, a 65,000 square foot project, which includes four new restaurants and retail space around the Atlantis Marina. This new project is expected to be an attractive destination for all visitors to Nassau and Paradise Island. We also commenced construction of a second phase of the timeshare development at Atlantis, a joint venture between us and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. The first phase of the timeshare development at Atlantis is approximately 98% sold and the second phase will add approximately 116 two-bedroom suites. These two development projects are expected to be completed by the fourth quarter of 2005.

Additional elements of the Phase III expansion include 1,500 new hotel rooms, a significant increase to Atlantis’s existing water-themed attractions, 100,000 square feet of additional convention and meeting facilities and an 18-hole golf course on nearby Athol Island, which lies just east of Paradise Island. Architectural and development planning for these projects has progressed, and we expect to commence construction later this year, with a completion date targeted for Christmas 2006 (exclusive of the third phase of the timeshare development at Atlantis). We have until December 31, 2004 to determine in our discretion not to proceed or to proceed only partially with the Phase III expansion. Our determination will depend on the assessment of many factors, including global economic and political conditions, the regional competitive environment, financing and the Government of The Bahamas’ proceeding with its commitments under the Heads of Agreement.

Atlantis, The Palm, Dubai

In June, we and our joint venture partner, Istithmar, announced that we had entered into an agreement enabling the parties to increase the scope of Atlantis, The Palm. This agreement will allow the joint venture to capitalize on both Dubai’s strong demand for tourism and the Government of Dubai’s focus on creating tourist attractions. The revised development plan expects to utilize most of the 120-acre site that lies on The Palm, Jumeirah. Specifically, the number of hotel rooms will be increased through the addition of a second 800-room tower, which will bring the total number of rooms to 2,000. The scale of the marine and entertainment attractions will also be increased. The development costs will rise from the previously announced $650 million to an estimated $1.1 billion. In addition, our equity commitment to this project will increase from $60 million to $100 million with respect to the joint venture’s total equity capital of $400 million.

We have entered into (1) a long-term management agreement with the joint venture that entitles it to receive a fixed percentage of the revenue and gross operating profit generated by Atlantis, The Palm and (2) a development agreement that entitles us to receive $20 million over the development period.

Development planning is underway in anticipation of construction, which is projected to commence in 2005 and be completed by late 2007. This project is subject to various closing conditions, including obtaining financing and all requisite governmental consents.

Gaming

Connecticut

In the quarter, results for our Gaming segment were substantially derived from Mohegan Sun, which reported record second quarter slot revenue of $208.7 million, an increase of 5% over the same period last year. Slot win per unit per day was $367 for the quarter, a 2% increase over the same period last year. In the quarter, Mohegan Sun increased its leading share of the Connecticut slots market to 52% from the 49% share it achieved in the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. We recorded income from TCA of $9.0 million in the quarter as compared to the $8.8 million earned in the same period last year.

United Kingdom

In July, we announced that we had entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London. We also announced that we had been appointed the preferred developer with respect to the development and management of gaming, hotel and entertainment facilities in two key markets in the United Kingdom. The proposed sites for these projects are the Scottish Exhibition + Conference Centre in Glasgow and Sportcity in East Manchester. Over the course of the next several months, we expect to conclude binding agreements for both of these projects.

These three proposed developments, which are subject to the passage of gaming reform legislation in the U.K., are expected to meet the ‘Resort’ or ‘Regional Casino’ criteria defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which recently reviewed the draft Gambling Bill. The three developments are subject to certain conditions, including the receipt of applicable regulatory, municipal, regional and/or other approvals. If all of the necessary conditions are satisfied by 2005, we expect that these development projects will be completed during 2007. In connection with each project, we will be responsible for the financing, development and operation of a casino and hotel. We estimate the aggregate cost of developing these facilities at approximately $1 billion.

We announced in July that BLB Investors, L.L.C.’s (“BLB”) previous offer to acquire Wembley plc (“Wembley”), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States and race tracks in the United Kingdom, had lapsed. BLB is a joint venture with us and affiliates of Starwood Capital Group, L.L.C. and Waterford Group, L.L.C. that was formed for the purpose of acquiring the outstanding shares of Wembley. BLB is a 22.2% shareholder of Wembley and is committed to working with Wembley to maximize shareholder value. We are a 37.5% owner of BLB. In the quarter, we recorded an equity loss in BLB of $1.1 million and incurred $0.4 million in related expenses. We expect to record an additional $3.5 million equity loss related to our share of transaction costs in the third quarter.

Morocco

In July, we, along with two local Moroccan partners, Societe Maroc Emirates Arabs Unis de Developpement (“SOMED”) and Caisse de Dépôt et de Gestion (“CDG”), announced an agreement with the Government of the Kingdom of Morocco for the development of a destination resort casino. As part of this agreement with the Government, we and our local partners have negotiated exclusive rights to conduct gaming operations within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly 5 million. This agreement provides for a 15-year period of exclusivity, which commences once construction of the project is complete. In addition, we, SOMED and CDG have entered into a binding agreement with respect to the ownership, development and management of this resort.

The cost of the project is estimated at $230 million and is expected to consist of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. We will own a 50% interest in this project, requiring us to commit up to $47 million. SOMED and CDG will provide the majority of the remaining equity requirement. While we have the right to reduce our initial equity interest in the project, we have undertaken to hold at least a 34% equity interest in the project. The balance of the required financing is expected to be raised in the local Moroccan debt markets. We expect to commence construction in 2005 and complete the project during 2007. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

One&Only Resorts

In our One&Only Resorts segment, we reported net revenue and EBITDA of $26.5 million and $2.1 million, respectively, in the quarter compared to $14.3 million and $1.5 million in the same period last year. Results in the quarter include $9.9 million and $0.7 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to our adoption of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), beginning January 1, 2004.

The One&Only Ocean Club, the property that is the largest contributor to our One&Only Resorts segment, continued to show growth. The resort achieved an average occupancy of 81% and an ADR of $782 in the quarter compared to an average occupancy of 81% and an ADR of $764, and posted its ninth consecutive quarter of record RevPAR, in each case compared to the same prior year quarter. Future results are expected to benefit from the addition of three new luxury villas, which opened at the end of June 2004. In the quarter, we recorded $0.4 million in pre-opening expenses related to this expansion at the Ocean Club.

Income Taxes

In the quarter, we recognized income tax expense of $0.3 million, which represents federal, state and foreign income tax expense, net of the release of a portion of the valuation allowance on deferred tax assets. In the quarter, we paid cash taxes of approximately $1.7 million, most of which represents payments of Connecticut state income taxes.

Liquidity

We executed the following financing initiatives to strengthen our capital structure:

•             An agreement to sell 3.0 million Ordinary Shares at a price of $51.25 per share to Istithmar. We expect to realize gross proceeds of $153.8 million upon the closing of this transaction in the third quarter. As a part of Istithmar’s overall proposed investment in our Company, Istithmar also entered into agreements with two of our shareholders to purchase an aggregate of 1.5 million Ordinary Shares at $47.50 per share. These secondary sales would close simultaneously with Istithmar’s proposed purchase of primary shares from us. Accordingly, the average price per share to be paid by Istithmar for its proposed aggregate acquisition of 4.5 million Ordinary Shares is $50.

•             An offering in The Bahamas of approximately 0.4 million Ordinary Shares that resulted in net proceeds of approximately $19.1 million.

•             An increase in the capacity of our Revolving Credit Facility from $253.5 million to $500.0 million.

•             An issuance of $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

At the end of the quarter, we held $258.9 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $178.7 million in cash and cash equivalents, $74.7 million in short-term investments and $5.5 million in restricted cash. Total interest-bearing debt at the end of the quarter was $717.3 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, and $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Pursuant to FIN 46R, total cash and cash equivalents and debt amounts include cash and cash equivalents of $8.0 million, including $4.0 million of restricted cash, and total debt of $86.2 million associated with the One&Only Palmilla. Interest expense in the quarter also includes $1.2 million related to the One&Only Palmilla.

At the end of the quarter, our Revolving Credit Facility was undrawn. We currently have approximately $500 million in availability under the amended Revolving Credit Facility. In determining the credit statistics used to measure compliance with our financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla is excluded.

In the quarter, we incurred $28.9 million in capital expenditures, comprised mainly of Paradise Island-related expenditures and $5.3 million from the One&Only Palmilla. Total capital expenditures included capitalized interest of $2.1 million. In the third quarter of 2004, we anticipate we will spend between $30 million and $35 million in capital expenditures, mainly on Paradise Island.

During the quarter, we invested $34.5 million in BLB-related entities, which was used in part by BLB to complete the acquisition of its 22.2% equity interest in Wembley and also to increase our investment in BLB from 25% to 37.5%. At the end of the quarter, our total investment in BLB was $46.4 million.

In the quarter, we advanced $19.0 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah, our second managed luxury resort in the Maldives.

As of June 30, 2004, shareholders’ equity was $938.6 million and we had approximately 31.7 million Ordinary Shares outstanding.

Other Matters

Effective January 1, 2004, we adopted FIN 46R, which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, we have determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004; however, it had no impact on consolidated net income or net income per share.

/s/ Sol Kerzner	/s/ Butch Kerzner
Sol Kerzner	Butch Kerzner
Chairman of the Board	Chief Executive Officer
August 3, 2004	August 3, 2004
Paradise Island, The Bahamas	Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	June 30, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$178,717	$60,232
Restricted cash	5,471	1,445
Short-term investments	74,707	—
Trade receivables, net	35,137	38,397
Due from affiliates	12,763	13,949
Inventories	13,922	10,418
Prepaid expenses and other assets	27,703	15,360
Total current assets	348,420	139,801

Property and equipment, net	1,339,060	1,154,004
Due from affiliates - non-current	56,117	34,842
Deferred tax asset, net	12,858	10,473
Deferred charges and other assets, net	42,197	33,656
Investments in associated companies	109,939	83,152
Total assets	$1,908,591	$1,455,928

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$4,000	$304
Accounts payable and accrued liabilities	176,924	172,233
Capital creditors	10,218	4,639
Total current liabilities	191,142	177,176

Deferred revenue	16,859	14,652
Other long-term liabilities	6,193	7,290
Long-term debt, net of current maturities	725,551	417,220
Total liabilities	939,745	616,338

Minority interest	30,216	—

Shareholders’ equity	938,630	839,590
Total liabilities and shareholders’ equity	$1,908,591	$1,455,928

Kerzner International Limited

Condensed Consolidated Statements of Operations

(Amounts in thousands except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003 (1)	2004	2003 (1)
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$157,961	$141,851	$327,148	$286,453
Less: promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
Net casino and resort revenues	152,492	135,809	314,269	273,597
Tour operations	11,235	10,487	24,072	21,545
Management, development and other fees	3,658	2,183	9,073	5,272
Insurance recovery	—	—	—	2,819
Other	934	1,237	2,019	2,377
	168,319	149,716	349,433	305,610
Expenses:
Casino and resort expenses	78,473	69,527	157,535	138,961
Tour operations	8,961	8,467	19,902	18,071
Selling, general and administrative	30,311	27,403	61,954	52,177
Corporate expenses	10,458	9,196	19,215	15,792
Depreciation and amortization	14,630	14,005	29,587	27,633
Pre-opening expenses	396	—	3,258	—
Gain on replacement of damaged assets	—	—	—	(2,514)
	143,229	128,598	291,451	250,120
Relinquishment fees - equity earnings in TCA (1)	9,046	8,845	17,767	17,126

Income from operations	34,136	29,963	75,749	72,616

Other income (expense):
Interest income	778	1,084	1,390	2,020
Interest expense, net of capitalization	(8,929)	(7,295)	(17,093)	(14,804)
Equity in earnings (losses) of associated companies, net	2,294	(328)	7,166	1,504
Other, net	507	87	427	66
Other expense, net	(5,350)	(6,452)	(8,110)	(11,214)

Income from continuing operations before income taxes and minority interest	28,786	23,511	67,639	61,402
Benefit (provision) for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)

Income from continuing operations	30,142	23,517	70,960	60,567
Income (loss) from discontinued operations, net of income tax effect	—	(730)	—	1,509

Net income	$30,142	$22,787	$70,960	$62,076

Diluted net income per share:
Income from continuing operations	$0.94	$0.80	$2.21	$2.09
Income (loss) from discontinued operations, net of income tax effect	—	(0.02)	—	0.05
	$0.94	$0.78	$2.21	$2.14

Weighted average number of shares outstanding - diluted	32,232	29,311	32,130	28,998

(1)               Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the six months ended June 30, 2003 in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to the current period presentation.

Kerzner International Limited

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended Ended June 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$30,142	$22,787	$70,960	$62,076
Depreciation and amortization	14,630	14,005	29,587	27,633
Amortization of debt issuance costs and premiums	741	308	1,340	613
Recognition of deferred compensation expense	412	—	751	—
Loss on disposition of fixed assets	629	2	574	123
Equity in earnings from associated companies, net of dividends received	(6,819)	(7,477)	(7,183)	(9,516)
Minority interest	(1,643)	—	(3,684)	—
(Income) loss from discontinued operations, net of income tax effect	—	730	—	(1,509)
Provision for doubtful receivables	1,557	302	1,857	587
Deferred income tax benefit	(2,661)	(7,206)	(5,621)	(5,339)
Net change in working capital accounts	2,761	30,167	(10,101)	14,660
Net change in other balance sheet accounts:
Deferred charges and other assets	(231)	(392)	(1,799)	(213)
Deferred revenue	(854)	(830)	2,207	(1,660)
Long-term liabilities	662	204	74	1,151
Gain on insurance proceeds received for replaced assets	—	—	—	(2,514)
Other	(96)	—	(446)	—
Net cash provided by operating activities	39,230	52,600	78,516	86,092

Cash flows from investing activities:
Payments for property and equipment	(28,934)	(11,724)	(54,316)	(19,427)
Purchase of short-term investments	(74,791)	—	(74,791)	—
Acquisition of equity interest in BLB	(34,523)	—	(47,359)	—
Advances to affiliates, net	(27,039)	(3,300)	(31,350)	(3,503)
Cash resulting from the initial consolidation of Palmilla JV, LLC	—	—	7,047	—
Deferred contract acquisition costs	(1,022)	(292)	(2,874)	(643)
Deposit and purchase of land and casino license	—	(2,107)	—	(2,107)
Acquisition of assets from Club Mediterranee (Bahamas) Limited	(51)	—	(6,302)	—
Net proceeds from sale of fixed assets	112	3	197	172
Acquisition of tour operator, net of cash acquired	—	—	—	1,384
Repayment of notes receivable	—	991	—	1,031
Sale of debt and equity interest in the One&Only Kanuhura	—	—	—	1,464
Insurance proceeds for replaced assets	—	—	—	6,852
Net cash used in investing activities	(166,248)	(16,429)	(209,748)	(14,777)

Cash flows from financing activities:
Proceeds from issuance of debt	230,000	—	230,000	—
Borrowings	—	4,000	5,000	4,000
Repayment of debt	(926)	(51,071)	(6,008)	(76,155)
Proceeds from exercise of stock options	22,919	3,910	27,393	3,940
Debt issuance and modification costs	(6,462)	(22)	(6,668)	(110)
Net cash provided by (used) in financing activities	245,531	(43,183)	249,717	(68,325)

Net increase (decrease) in cash and cash equivalents	118,513	(7,012)	118,485	2,990
Cash and cash equivalents at beginning of period	60,204	44,014	60,232	34,012
Cash and cash equivalents at end of period	$178,717	$37,002	$178,717	$37,002

Kerzner International Limited

Reconciliation of Adjusted Net Income to GAAP Net Income

(Amounts in thousands, except per share data)

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2004		2003		2004		2003
	$	EPS	$	EPS	$	EPS	$	EPS
	(Unaudited)				(Unaudited)
Adjusted net income (1)	$29,728	$0.92	$24,334	$0.83	$70,201	$2.18	$56,505	$1.95
Insurance recovery (2)	—	—	—	—	—	—	2,819	0.10
Gain on replacement of damaged assets (2)	—	—	—	—	—	—	2,514	0.09
Equity loss and related expenses (3)	(1,458)	(0.04)	—	—	(1,458)	(0.04)	—	—
Income (loss) from discontinued operations, net of income tax effect (4)	—	—	(730)	(0.03)	—	—	1,509	0.05
Share of income (loss) from remediation (5)	2,268	0.07	(105)	—	4,044	0.13	(559)	(0.02)
Pre-opening expenses (6)	(396)	(0.01)	(712)	(0.02)	(1,827)	(0.06)	(712)	(0.03)
Net income (7)	$30,142	$0.94	$22,787	$0.78	$70,960	$2.21	$62,076	$2.14

(1)               Adjusted net income is defined as net income before insurance recovery, gain on replacement of damaged assets, equity loss and related expenses, income (loss) from discontinued operations, net of income tax effect, share of income (loss) from remediation and pre-opening expenses.

Adjusted net income is presented to assist investors in analyzing our performance. Management considers adjusted net income to be a useful basis for (i) the valuation of companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to net income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of our overall financial performance. Adjusted net income, though generally used throughout our industry, is limited by the fact that companies may not necessarily compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U.S. GAAP.

(2)               Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3)               We recorded a $1.1 million equity loss associated with our 37.5% investment in BLB and $0.4 million in related foreign currency exchange losses. The foreign currency exchange losses are included within corporate expenses in the accompanying condensed consolidated statement of operations.

(4)               We discontinued the operations of our online gaming subsidiary, Kerzner Interactive Limited, in the first quarter of 2003.

(5)               We recorded income (loss) for our share of remediation related to Harborside at Atlantis (“Harborside”), our 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001. In the second quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to the final settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings (losses) of associated companies, net in the accompanying condensed consolidated statements of operations.

(6)               Pre-opening expenses for the quarter ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses for the six months ended June 30, 2004 also include our 50% share of the One&Only Palmilla’s grand reopening event held in February 2004. These amounts are included within pre-opening expenses in the accompanying condensed consolidated statements of operations for the 2004 periods pursuant to our adoption of FIN 46R on January 1, 2004. Pre-opening expenses incurred during the quarter and six months ended June 30, 2003 represent our share of pre-opening expenses related to the One&Only Palmilla’s major expansion occurring from April 1, 2003 through January 2, 2004. These amounts are included as a component of equity in earnings (losses) of associated companies, net in the accompanying condensed consolidated statements of operations for the 2003 periods.

(7)               Net income has been restated by $0.2 million for the six months ended June 30, 2003, in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to current period presentation.

Kerzner International Limited

Reconciliation of EBITDA to GAAP Net Income

(Amounts in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
EBITDA (1)	$50,646	$44,457	$113,174	$97,691
Insurance recovery	—	—	—	2,819
Depreciation and amoritization	(14,630)	(14,005)	(29,587)	(27,633)
Pre-opening expenses	(396)	(712)	(3,258)	(712)
Equity loss and related expenses	(1,458)	—	(1,458)
Gain on replacement of damaged assets	—	—	—	2,514
Other expense, net	(5,350)	(6,452)	(8,110)	(11,214)
Equity in (earnings) losses of associated companies, net	(2,294)	328	(7,166)	(1,504)
Share of income (loss) from remediation	2,268	(105)	4,044	(559)
Benefit (provision) for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)
Income (loss) from discontinued operations, net of income tax effect	—	(730)	—	1,509
Net income	$30,142	$22,787	$70,960	$62,076

(1)               EBITDA is defined as net income before insurance recovery, depreciation and amortization, pre-opening expenses, equity loss and related expenses, gain on replacement of damaged assets, other expense, net (excluding equity earnings (losses) before share of income (loss) from remediation, our share of BLB equity loss and our share of the One&Only Palmilla pre-opening expenses), benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.